PVP International, Inc.



ANNUAL REPORT

222 N PACIFIC COAST HWY

EL SEGUNDO, CA 90245

(310) 947-9145

pvp.com

This Annual Report is dated April 30, 2024.

BUSINESS

PvP is a universal gamer social community and platform built for the future of gaming, the creator economy, and authentic social interactions.Our mission is to unite the global gaming community and we are building building a gaming ecosystem to resolve the entrenched, siloed, and fragmented gaming experience by bridging creators, gamers, developers, publishers, advertisers and other game-related platforms into a unified, community gaming experience that's built to evolve into time. 3.2 billion gamers in the world need to connect with each other to pursue their individual aspirations of playing, streaming, and constantly improving. There is no single place that allows them to do this. PvP connects the world's gamers with each other with a lifetime digital gamer identity and a social community that is the one place where they meet, connect, build, improve, and grow together. We do this through our iOS, Android, Desktop, Web3, and Twitch Extension applications.

Previous Offerings

Type of security sold: Common Stock

Final amount sold: $327,436

Use of proceeds: General Operations

Date: July 2021

Offering exemption relied upon: Regulation Crowdfunding

Type of security sold: SAFE

Final amount sold: $1,637,719

Use of proceeds: General Operations

Date: August 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Common Stock

Final amount sold: $1,587,703

Use of proceeds: General Operations

Date: April 2022

Offering exemption relied upon: Regulation Crowdfunding

Type of security sold: Common Stock

Final amount sold: $89,195

Use of proceeds: General Operations

Date: December 2022

Offering exemption relied upon: Regulation Crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

The company was formed in 2019 and has spent the time since developing its business and user base. The company just began producing revenue in 2023 and expects to launch additional revenue generating models in 2024.

The Company has continued to invest in marketing, technology, and overhead since inception. In FY 2023, the Company spent $543,700 in selling, overhead, and administrative related expenses, but this number decreased from $943,903 in FY 2022. The reduction was largely driven from a decrease in outside professional legal services and contractor expenses. In 2022, high than normal legal expenses were incurred through the process of setting up the Company's licensing operation, which normalized in 2023. Contractor expenses were reduced when revenues began to materialize but at a slower pace than forecasted. The Company has continued to take on additional debt in 2023 to finance operations.

The Company has continued to grow its user base which has grown to over 200,000 users at the end of FY 2023.

The Company expects to have additional revenue in 2024 as it starts to monetize its product offerings.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $5,200.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Lender: Blue Skies Unlimited, LLC
Issue Date: December 2021
Outstanding Principal plus Interest: $157,189
Interest Rate: 0%
Maturity Date: December 2023
Current with Payments: Yes
Type: Line of Credit

Lender: StackSocial, Inc.
Issue Date: July 2022
Outstanding Principal plus Interest: $1,124,830
Interest Rate: 7%
Maturity Date: March 2024
Current with Payments: No
Type: Financing for Marketing Expenses

Lender: Intuit
Issue Date: October 2022
Outstanding Principal plus Interest: $27,842
Interest Rate: 15%
Maturity Date: October 2023
Current with Payments: No
Type: General Operations

Lender: EB Tech, LLC
Issue Date: October 2023
Outstanding Principal plus Interest: $98,276

Interest Rate: 0%
Maturity Date: October 2024
Current with Payments: Yes
Type: General Operations

Lender: Phil Stover
Issue Date: October 2023
Outstanding Principal plus Interest: $8,426.51
Interest Rate: 0%
Maturity Date: October 2024
Current with Payments: Yes
Type: General Operations

Lender: Chris Gray
Issue Date: January 2023
Outstanding Principal plus Interest: $5,405
Interest Rate: 0%
Maturity Date: October 2024
Current with Payments: Yes
Type: General Operations

Lender: Credit Card Accounts
Issue Date: January 2023
Outstanding Principal plus Interest: $397,048
Interest Rate: Various
Maturity Date: Various
Current with Payments: No
Type: General Operations

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Stover

Phil Stover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Board of Directors

Dates of Service: 2019 - Present

Responsibilities: Set company direction, hire leadership, raise funding. Compensation: $90,000 annual salary + common shares and stock options. Compensation: $90,000

Other business experience in the past three years:

Employer: Blue Skies Ventures

Title: Partner

Dates of Service: April, 2016 - Present

Responsibilities: Partner and Investor

Name: Eric Baldev

Eric Baldev's current role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Chair

Dates of Service: 2019 - Present

Responsibilities: Chairman of the Board of Directors.

Other business experience in the past three years:

Employer: EB Tech, LLC

Title: Owner

Dates of Service: 2018 - Present

Responsibilities: Business owner and Partner

Name: Thomas Looby

Thomas Looby's current role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: 2019 - Present

Responsibilities: Member of Board of Directors. Compensation:

Other business experience in the past three years:

Employer: American Transport Group

Title: Customer Sales Manager

Dates of Service: 2016 - Present

Responsibilities: Customer Sales Manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 4,325,000

Percent of class: 47.0

Title of class: Class B Common Stock

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 675,000

Percent of class: 47.0

Title of class: SAFE Notes

Stockholder Name: Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)

Amount and nature of Beneficial ownership: 3

Percent of class: 47.0

Title of class: Class A Common Stock

Stockholder Name: EB Tech, LLC (managed and owned 99% by Eric Baldev)

Amount and nature of Beneficial ownership: 4,417,500

Percent of class: 48.0

Title of class: Class B Common Stock

Stockholder Name: EB Tech, LLC (managed and owned 99% by Eric Baldev)

Amount and nature of Beneficial ownership: 427,500

Percent of class: 48.0

Title of class: SAFE Notes

Stockholder Name: EB Tech, LLC (managed and owned 100% by Eric Baldev)

Amount and nature of Beneficial ownership: 2

Percent of class: 48.0

RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. The Company purchased a key domain name from a related party at a mutually agreed upon market rate. The Company has access to loans and a line of credit with related parties. The founders are among the investors who hold SAFE instruments and have provided loan financing.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 9,750,000 with a total of 9,125,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 7,550,000 with a total of 5,216,032 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are an additional 95,833 shares of Class B common stock in the stock incentive plan that have not yet been allocated.

An additional 111,979 shares are reserved for warrants that have been issued to two strategic partners of the Company.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $390,023.00

Interest Rate: %

Discount Rate: 0.0%

Valuation Cap: $1,000,000.00

Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $243,046.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $3,500,000.00

Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $923,650.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $81,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $8,500,000.00

Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our company still in its early stages and has limited operating history. The company was formed as a corporation in 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net losses since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends. The auditor has issued included a "going concern" note in the most recent audited financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. If the company cannot raise sufficient funds, it will not succeed. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The company depends on key personnel and faces challenges recruiting needed personnel. The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative. Competitors may be able to call on more resources than the company. While the company believes that its social media platform is unique, it is not the only way that gamers can connect with each online, and the company has to compete with a number of other companies, including existing social media platforms and companies in the video game industry. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage. Expansion of our platform to larger number of users will pose challenges As the number of gamers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that advantageous to the company. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our social media platform will be able to gain traction in the marketplace. It is possible that our platform will fail to gain market acceptance for any number of reasons. If our platforms fails to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The company has not yet been able to monetize the platform As of the date of this offering, the company has not yet been able to monetize the platform. While the company is optimistic about its ability to monetize the platform, there is uncertainty if any of their planned monetization strategies will work. The company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors the users of our platform. Further, any significant disruption in service on PvP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber attacks either on our technology provider or on PvP could harm our reputation and materially negatively impact our financial condition and business. Any breach of our user's data could impose liability upon the company If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums. Risks Related to the Securities Control by few shareholders A substantial majority of the company's outstanding securities and votes carried by them are held by two shareholders and can therefore control the company. There are no guarantees that the position of these shareholders will always coincide with the opinion and interests of the other shareholders of the company. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering. Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares. No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time. The company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Risks Related to COVID-19 The company's results of operations may be negatively impacted by the coronavirus outbreak. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business. The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2024.

PVP International, Inc.

By   /s/ *Phil Stover*

      Name: PVP International, Inc

      Title: CEO & Director

Exhibit A

FINANCIAL STATEMENTS

PVP International, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets	$6,200.01	$50,483.34
Other Assets		
Intangible Assets	999,069.52	999,069.52
Total Other Assets	$999,069.52	$999,069.52
TOTAL ASSETS	$1,005,269.53	$1,049,552.86
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts and Credit Cards Payable	$392,683.47	$239,212.70
Other Notes Payable	$1,434,414.93	$1,492,843.73
Total Current Liabilities	$1,827,098.40	$1,732,056.43
Total Liabilities	$1,827,098.40	$1,732,056.43
Equity		
Common Stock	2,190,091.56	2,114,669.97
Crowdfunding Fees	-2,070,669.48	-2,048,327.02
Investments	1,650,815.32	1,650,815.32
Retained Earnings	-2,399,661.84	-1,455,758.95
Net Income	-192,404.43	-943,902.89
Total Equity	$ -821,828.87	$ -682,503.57
TOTAL LIABILITIES AND EQUITY	$1,005,269.53	$1,049,552.86

PVP International, Inc.

Profit and Loss

January – December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Revenue	$351,938.04	$0.00
GROSS PROFIT	$351,938.04	$0.00
Operating Expenses	$543,700.33	$943,902.89
NET OPERATING INCOME	$ -191,762.29	$ -943,902.89
Other Income	$ -642.14	$0.00
NET OTHER INCOME	$ -642.14	$0.00
NET INCOME	$ -192,404.43	$ -943,902.89

PVP International, Inc.

Statement of Cash Flows

January 2022 - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	590,225.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-341,254.41**
Net cash provided by operating activities	**$248,970.80**
INVESTING ACTIVITIES	**$ -145,595.08**
FINANCING ACTIVITIES	**$ -140,828.25**
NET CASH INCREASE FOR PERIOD	**$ -37,452.53**
Cash at beginning of period	42,652.32
CASH AT END OF PERIOD	**$5,199.79**

Note

Statement of Cash Flows provided on an accrual basis covering the entire period for financial reporting reasons, P&L and Balance Sheet as shown provided on Cash Basis.

PVP INTERNATIONAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2023 and 2022

	Class A Common Stock	Class B Common Stock	Additional paid-in capital	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2022	$ 91	$ 26	$ 268,250	$ (1,455,779)	$ (1,187,412)
Share issuances, net of offering costs		26	(195,502)		(195,476)
Net loss				(943,883)	(943,883)
Balance as of December 31, 2022	$ 91	$ 52	72,748	$ (2,399,662)	$ (2,326,771)
Share issuances net of offering costs					
Net loss					
Balance as of December 31, 2023	$ 91	$ 52	$ 72,748	$ (2,399,662)	$ (2,326,771)

PVP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
For calendar years ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

PVP INTERNATIONAL, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on January 8, 2019. The Company develops and maintains a community of video game players.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2023, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). The Company generated $351,938 in revenue for the first time in 2023 through licensing and software development fees. During the next twelve months, the Company intends to fund its operations by continuing its existing licensing and software development functions, crowdfunding campaign (see Note 8) and the receipt of funds from other revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $5,200 and $50,483 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 the Company had Intangible Assets of $999,070 and Other Current Assets of $1000 respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

· Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

· Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

· Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND DEBT

Equity

The Company has authorized 9,750,000 shares of common stock, of which 9,125,000 shares have been issued. The Company has also authorized 7,550,000 shares of Class B common stock.

Of the 5,216,032 Class B common shares issued and outstanding, 1,404,167 have been issued to employees, advisors and others as part of a stock incentive plan ("SIP"). There are an additional 95,833 shares of Class B common stock in the SIP that have not yet been allocated.

In the Regulation CF securities offering conducted in 2021-2022, the Company issued 2,186,865 shares of Class B Common stock with an additional 111,979 shares reserved for warrants that have been issued to two strategic partners of the Company.

Debt

As of December 31, 2022, the Company has issued $1,644,267 of simple agreements for future equity ("SAFEs"). The SAFEs have various discount rates and valuation caps. The following table represents the principal amounts, discount rates and valuation caps of the SAFEs.

Stated Amount	Discount Rate	Valuation Cap
$ 390,023	0%	$1,000,000
$ 243,046	20%	$3,500,000
$ 923,650	20%	$5,000,000
$ 81,000	0%	$8,500,000

The Company records the principal amounts of the SAFE instruments as a liability of the Company.

Additional Financing

The Company's current liabilities are $1,827,098 and detailed 2023 balances are presented in our 2023 Form C-AR Filing. A Note Payable due to Stack Media in June 2022 was extended with a signed Forbearance Agreement in July 2023 containing a six month term. As of year end 2023, the Company is in settlement discussions to reduce the terms of the balances owed on its credit card accounts and Intuit Note Paybable. Balances due on financing in loans and credit lines from founders and founder entities totals $281,743 at the end of 2023.

Debt balances in some cases for Form C-AR reporting require internal calculations on YE 2023 balances due and will require some additional reconciliation prior to tax filing.

NOTE 5 – INCOME TAX PROVISION

The Company will file its corporate income tax return for the periods ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from its inception through December 31, 2023 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has signed a licensing agreement and software development agreement to license the Company's brand and marketing assets and develop blockchain technology. The Company is able to cancel the agreement upon 30 days written notice.

The Company is currently renegotiating the terms of some of its liability obligations with creditors which has the potential to result in pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. The Company purchased a key domain name from a related party at a mutually agreed upon market rate. The Company has access to loans and a line of credit with related parties. The founders are among the investors who hold SAFE instruments and have provided loan financing.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Regulation CF Campaign
The Company concluded a securities offering exempt from registration under Regulation Crowdfunding in March 2024 and issued an additional SAFE instruments in the amount of $100,087 with a 20% Discount and $20,000,000 Valuation Cap.

Revenue Generating Activities
The Company has received approximately $210,590 in licensing and software development revenue through April in 2024.

Debt
A Note Payable to Stack Media under a Forbearance Agreement through December 2023 was extended through Mar 31, 2024 and is currently being discussed again.

The Company has reached settlement agreements with three creditors reducing outstanding obligations by approximately $88,863 through April in 2024. American Express has filed a legal complaint against the Company in the amount of $4,202 in February 2024, the Company is currently negotiating a settlement to this complaint as part of a larger settlement package.

The Company has raised an additional $65,411.73 in debt financing from founders through April in 2024.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

I, Phil stover, the Chief Executive Officer of PVP International, Inc., hereby certify that the financial statements of PVP International, Inc., and notes thereto for the periods ending 2022 and 2023 included in this Form C-AR statement are true and complete in all material respects and that the information below reflects or will reflect accurately the information reported on our federal income tax returns including any items noted in the Notes to Financial Statements that may require final adjustment at the time of tax filing.

PVP International, Inc. has not yet filed its federal tax return for the years 2023 and 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of Apri, 2023.

DocuSigned by:

Phil Stover

D5A73CEBB7D9490... (Signature)

CEO

_____ (Title)

4/30/2024

_____ (Date)

CERTIFICATION

I, Phil Stover, Principal Executive Officer of PVP International, Inc., hereby certify that the financial statements of PVP International, Inc. included in this Report are true and complete in all material respects.

Phil Stover

CEO & Director